UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Criticare Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

226901106
(CUSIP Number)

Scott A. Shuda
BlueLine Partners, LLC
4115 Blackhawk Plaza Circle, Suite 100
Danville, California 94506

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 18, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

CUSIP No. 226901106

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Catalyst Fund VII, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 446,200

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 446,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,309,900

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 10.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 226901106

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Partners, L.L.C.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 446,200

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 446,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,309,900

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 10.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 226901106

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Capital Partners, L.P.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 863,700

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 863,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,309,900

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 10.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 226901106

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). BlueLine Partners, L.L.C.

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [ ] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 863,700

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 863,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,309,900

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 10.7%

14.	Type of Reporting Person (See Instructions) OO

        This Amendment No. 6 (this “Amendment”) amends and supplements the previous statements on Schedule 13D and 13D/A filed by BlueLine Catalyst Fund VII, L.P. (“BlueLine Catalyst”), BlueLine Partners, L.L.C., a California limited liability company and the sole general Partner of BlueLine Catalyst (“BlueLine California”), BlueLine Capital Partners, L.P (“BCP”) and BlueLine Partners, L.L.C., a Delaware limited liability company and the sole general Partner of BCP (“BlueLine Partners” and, together with BlueLine Catalyst, BlueLine California and BCP, sometimes referred to herein as “BlueLine”) relating to the common stock (the “Common Stock”) of Criticare Systems, Inc. (the “Company”). Items designated as “no change” indicate that the information previously included in prior Schedule 13D/A remains current as of the date of this Amendment.

Item 1. Security and Issuer

No change.

Item 2. Identity and Background

No change.

Item 3. Source and Amount of Funds

Item 3 is hereby amended and restated to read as follows:

As of the date hereof, the Reporting Entities may, in the aggregate, be deemed to beneficially own 1,309,900 shares of Common Stock (the “Shares”). The Shares were purchased by BlueLine Catalyst and BCP in the open market with their investment capital.

Item 4. Purpose of the Transaction

Item 4 is hereby amended to include the following:

BlueLine has been a stockholder of the Company for more than two years. In this investment, BlueLine observed a company possessing significant potential, but suffering from a long history of poor execution. As it does with all of its investments, BlueLine sought to provide assistance to the Company, including advice on areas of business opportunity and risk, volunteering its services to the Board of Directors, submitting the names of several highly-qualified and independent Board candidates, and even offering to pay for an expert consultant to assist the Company in the execution of its OEM partner strategy.

While BlueLine’s efforts do seem to have had some initial impact, particularly around cost-cutting and the need to hold regular formal meetings of the Board of Directors, the Company has elected to pass on most of BlueLine’s offers of help and has reacted critically to much of BlueLine’s advice. This situation was seen as unfortunate but acceptable so long as the Company’s performance was improving. In recent quarters, however, performance has slipped and the Company appears to be drifting back into its old ways, delivering less revenue growth than projected and failing to control costs in order to be profitable. Per the Company’s recent press release, the most recently completed quarter will be the fourth in a row in which the Company has fallen short of analyst guidance. The market has reacted to this and the Company’s share price has recently set a new 52-week low, losing more than 40% of its value since early May 2006.

BlueLine now believes it necessary for the Company’s stockholders to act to protect their interests and to preserve the current value inherent in the Company’s business. BlueLine also believes that the Company must substantially improve its performance to deliver that value to stockholders. If, as it seems, the current management team cannot by itself deliver such improvements, and if the current Board of Directors is unable or unwilling to use its authority to protect shareholder interests, the Company’s stockholders have the power themselves to initiate the necessary changes.

BlueLine intends to solicit stockholder consent to reform the Company’s Board of Directors by electing a new majority of directors that are independent of management and have the experience and commitment necessary to properly represent the interests of the Company’s stockholders. This power is explicitly recognized within Section 228 of the Delaware General Corporation Law. If a majority of the Company’s stockholders elect to do so, they may remove the existing Board of Directors and replace it with a new board that better serves stockholders interests. BlueLine believes that a new experienced and motivated Board of Directors, committed to pursuing the best interests of the Company’s stockholders, will have a dramatic effect within the Company and that this is the first step necessary to begin seeing steady improvements in the Company’s performance.

The Reporting Entities will consider all options available to them including making proposals relating to: (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d); other material changes in the Company’s business or corporate structure; (e) changes in the present board of directors and/or management of the Company, including plans or proposals to change the number or term of directors; (f) changes in the Company’s charter or bylaws to remove provisions which may impede stockholder governance rights or the acquisition of control of the Company by any person; or (g) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a)

As of the date of this Amendment, each of the Reporting Entities may be deemed to own 1,309,900 shares of Common Stock. The Shares represent approximately 10.7% of the shares of Common Stock outstanding based on 12,274,054 shares of the Company’s Common Stock outstanding as reported in the Company’s report on Form 10-Q for the Company’s fiscal quarter ended March 31, 2006 as filed with the Securities and Exchange Commission on May 9, 2006.

The Reporting Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(b)

As of the date of this Amendment No. 6 to Schedule 13D: (i) BlueLine Catalyst beneficially owns 446,200 shares of Common Stock with which BlueLine Catalyst has shared voting power and shared dispositive power with the other Reporting Entities; (ii) BlueLine California beneficially owns 446,200 shares of Common Stock with which BlueLine California has shared voting power and shared dispositive power with the other Reporting Entities; (iii) BCP beneficially owns 863,700 shares of Common Stock with which BCP has shared voting power and shared dispositive power with the other Reporting Entities; and (iv) BlueLine Partners beneficially owns 863,700 shares of Common Stock with which BlueLine Partners has shared voting power and shared dispositive power with the other Reporting Entities.

(c)

Information concerning transactions in the Common Stock effected by the Reporting Entities during the past sixty days is set forth in Exhibit B hereto and is incorporated by this reference. All of the transactions set forth in Exhibit B were open market transactions for cash.

(d)	No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change.

Item 7. Materials to be Filed as Exhibits

(1)	Exhibit A – Joint Filing Agreement dated September 28, 2005, signed by each of the Reporting Entities.*

(2)	Exhibit B – Transactions in the Common Stock by the Reporting Entities during the past 60 days.

* Incorporated by reference to the Amendment No. 2 Schedule 13D filed on September 28, 2005.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2006

BlueLine Catalyst Fund VII, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Manager

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Manager

BlueLine Capital Partners, L.P.
By: BlueLine Partners, L.L.C. Its: General Partner
By: /s/ Scott Shuda
Name: Scott Shuda
Title: Manager

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda
Name: Scott Shuda
Title: Manager

EXHIBIT B

Transactions in the Common Stock effected by the Reporting Entities during the past sixty days.

	BCP		BlueLine Catalyst
Date	No. of Shares	Price per Share	No. of Shares	Price per Share
6/22/2006	-800	$ 4.01
6/30/2006	1,000	$ 3.98
7/18/2006	6,100	$ 3.50
7/24/2006	6,000	$ 3.31
7/26/2006	2,000	$ 3.15
8/2/2006	1,000	$ 2.97
8/3/2006	-1,100	$ 3.17
8/4/2006	-1,000	$ 3.18	-5,000	$ 3.20
8/17/2006	1,000	$ 2.85
8/18/2006	101,000	$ 2.80